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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            High Plains Corporation
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                       (Name of Subject Company (issuer))

                      ASA Environment & Energy Holding AG,
                     an indirect wholly owned subsidiary of
                                 Abengoa, S.A.
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                       (Name of Filing Persons (offeror)

                         Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   429701105
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                     (CUSIP Number of Class of Securities)

                            Joaquin Coronado Galdos
                      Joaquin Alarcon de la Lastra Romero
                                 Abengoa, S.A.,
                             Avda.de la Buhaira, 2,
                              41018 Sevilla, Spain
                                (3495) 493-7111
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(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Laura D. Nemeth, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                                4900 Key Center
                               127 Public Square
                             Cleveland, Ohio 44114
                                 (216) 479-8500
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[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                               ----------------

   This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2001 and as amended and supplemented prior to the date hereof ("Schedule TO") by Abengoa, S.A., a company organized under the laws of Spain ("Abengoa"), and ASA Environment & Energy Holding AG, a company organized under the laws of Switzerland (the "Purchaser") and an indirect wholly owned subsidiary of Abengoa. The Schedule TO relates to the tender offer by the Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of High Plains Corporation, a Kansas corporation (the "Company") at a price of $5.6358 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been previously filed as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Item 12. Exhibits

   Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

     (a)(5)(vi) Press Release issued by Abengoa on December 18, 2001

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ASA Environment & Energy Holding AG

                                       /s/ Joaquin Alarcon de la Lastra Romero
                                   By _________________________________________
                                      Name: Joaquin Alarcon de la Lastra Romero
                                              Title: Power of Attorney

                                   Abengoa, S.A.

                                             /s/ Joaquin Coronado Galdos
                                   By _________________________________________
                                            Name: Joaquin Coronado Galdos
                                              Title: Power of Attorney

Dated: December 18, 2001

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                                 EXHIBIT INDEX

   Exhibit
   Number                                Description
   -------                               -----------
 (a)(1)(i)   Offer to Purchase dated November 16, 2001.*

 (a)(1)(ii)  Form of Letter of Transmittal.*

 (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

 (a)(2)      None.

 (a)(3)      Not applicable.

 (a)(4)      Not applicable.

 (a)(5)(i)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.*

 (a)(5)(ii)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and other Nominees.*

 (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.*

 (a)(5)(iv)  Joint Press Release issued by Abengoa and the Company on November
             16, 2001.*

 (a)(5)(v)   Summary Advertisement as published in the Wall Street Journal on
             November 16, 2001.*

 (a)(5)(vi)  Press Release issued by Abengoa on December 18, 2001+

 (b)         None.

 (c)         Not applicable.

 (d)(1) Agreement and Plan of Merger dated as of November 1, 2001, by and among Abengoa, the Purchaser, Abengoa Biofuels Corp. and the
             Company (included as Schedule III to the Offer to Purchase).*

 (d)(2) Confidentiality and Non-Disclosure Agreement dated August 30, 2001 between Abengoa and the Company.*

 (e)         Not applicable.

 (f)         Section 17-6712 of the Kansas General Corporation Law (included as
             Schedule II to the Offer to Purchase).*

 (g)         None.

 (h)         None.

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* Previously filed on the Schedule TO.
+ Filed herewith

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